

July 28, 2011

<u>Via U.S. Mail</u>
Michael J. Ulrich
SandRidge Permian Trust
c/o The Bank of New York Mellon Trust Company, N.A.
919 Congress Avenue, Suite 500
Austin, Texas 78701

<u>Via Facsimile</u>
Tom L. Ward
Chairman and Chief Executive Officer
SandRidge Energy, Inc.
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

   Re: **SandRidge Permian Trust**
       Amendment No. 2 to Registration Statement on Form S-1
       Filed July 19, 2011
       File No. 333-174492

       SandRidge Energy, Inc.
       Amendment No. 2 to Registration Statement on Form S-3
       Filed July 19, 2011
       File No. 333-174492-01

Dear Messrs. Ulrich and Ward:

  We have reviewed your registration statements, letter dated July 14, 2011 and letter dated July 19, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 and Amendment No. 2 to Registration Statement on Form S-3

General

1. We note your response to comments 7 and 2 in our letters dated June 22, 2011 and July 15, 2011, respectively. We note that the sales materials provided list as a "Key Investment Consideration" the "successful trading and operating performance" of SandRidge's other royalty trust, including information about its distributions. We also note from your response to comment 5 in our letter dated June 22, 2011 that "there is not yet any meaningful prior 'track record' [of such trust] to discuss in the Registration Statement." Please reconcile this apparent inconsistency.

2. We note your response to comment 5 in our letter dated July 15, 2011 that you enter into master services agreements with your third-party contracts that typically contain the referenced indemnities. To the extent available, please file a form of master services agreement as an exhibit. If no such form exists, please provide the basis for not filing any such individual agreement.

Use of Proceeds, page 42

3. We note that SandRidge intends to use the proceeds received from the offering to repay borrowings under its credit facility. Please disclose whether, upon repayment of the credit facility, SandRidge has any plans to immediately draw down of the facility, and if so, for what purposes.

Overview of Underlying Properties, page 73

4. We note your statement that, based on the assumptions and analysis included in the reserve report for the Underlying Properties, wells drilled on the Underlying Properties are expected to generate an internal rate of return of approximately 58%, prior to giving effect to the royalty interests. Please also disclose the rate of return after giving effect to the royalty interests.

Exhibit 5.1

5. We note assumption (vii) in the penultimate paragraph at page 2. We also note that the opinion does not opine as to whether the Common Units, upon the execution and delivery of the Trust Agreement and the commencement of the transactions described in the Registration Statement, will have been duly authorized for issuance by the Trust

Agreement and will have been legally issued. If you retain the assumption, please provide the basis for including it, as it appears to be assuming the very opinion that counsel should render.

6.   We note that many of the assumptions contained in the penultimate paragraph at page 2 except from such assumptions only the Trust. Please obtain and file a new opinion that does not make assumptions relating to SandRidge Energy, which we note is a co-registrant.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Monsour at (202) 551-3360 or Jennifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters or James Murphy at (202) 551-3703 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, me at (202) 551-3611 with any other questions.


Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief


cc: <u>Via Facsimile</u>
        David H. Engvall, Esq.
        Covington & Burling LLP
        1201 Pennsylvania Avenue, N.W.
        Washington, D.C. 20004